Exhibit 4.3

AMENDMENT NO. 2 TO

SECOND AMENDED AND RESTATED INVESTORS’ RIGHTS AGREEMENT

OF VAROLII CORPORATION

This Amendment No. 2 (the “Amendment”) to Second Amended and Restated Investors’ Rights Agreement dated as of August 7, 2002 (the “Agreement”), is entered into as of September 12, 2007, by and among Varolii Corporation, a Washington corporation (the “Company”), and the undersigned holders of Registrable Securities (as such term is defined in the Agreement).

RECITALS

A. Capitalized terms used herein without definition shall have the meaning ascribed to them in the Agreement.

B. Pursuant to the Agreement, the Holders are entitled to registration rights with respect to certain shares of Common Stock held by such holders. The parties wish to amend the Agreement to provide that additional shares held by the Holders also will be subject to such registration rights.

C. The Agreement may be amended with the written consent of the Company and Holders of a majority in interest of the Registrable Securities, not including Common Stock held by the Founders.

In consideration of the mutual promises and covenants set forth herein, the parties agree to amend the Agreement as follows:

AGREEMENT

1. Amendment of Section 2.11. Section 2.11 is hereby amended and restated in its entirety to read as follows:

“Registrable Securities” means (1) all shares of Common Stock acquired prior to the Qualified Public Offering by the Investors (or their permitted transferees), including, without limitation, the Common Stock issued or issuable upon the conversion of the Preferred Stock other than shares for which registration rights have terminated pursuant to Section 5.1 hereof; (2) shares of Common Stock held by the Founders (the “Founders’ Stock”); provided, however, that for the purposes of Section 4.1.9, the Founders’ Stock shall not be deemed Registrable Securities and the Founders shall not be deemed Holders; and (3) any other shares of the Company’s Common Stock issued as (or issuable upon conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to or in exchange for or replacement of the Preferred Stock or Common Stock held by the Founders.

3. Amendment of Agreement. This Amendment shall be effective upon execution by the Company and the requisite holders of a majority of the outstanding Registrable Securities (excluding the Founders’ Stock), in accordance with Section 12.5 of the Agreement.

4. No Other Amendments. Except as expressly amended as set forth above, the Agreement shall remain in full force and effect in accordance with its terms.

5. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one document.

The parties have executed this Amendment No. 2 to Second Amended and Restated Investors’ Rights Agreement of Varolii Corporation as of the date first written above.

COMPANY:

VAROLII CORPORATION

By:	/s/ John Flavio
Title:	Chief Financial Officer